UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:      000-23733

CAPITAL AUTOMOTIVE REIT
(Exact name of registrant as specified in its charter)
8270 Greensboro Drive, Suite 950 McLean, Virginia 22102 Telephone: (703) 288-3075
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
7 ½% Series A Cumulative Redeemable Preferred Shares, $.01 par value per share 8% Series B Cumulative Redeemable Preferred Shares, $.01 par value per share
(Title of each class of securities covered by this Form)
6.75% Monthly Income Notes due 2019*
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☒	Rule 12h-3(b)(1)(i) ☒
Rule 12g-4(a)(1)(ii) ☐	Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(2)(i) ☐	Rule 12h-3(b)(2)(i) ☐
Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(2)(ii) ☐
Rule 15d-6 ☐

Approximate number of holders of record as of the certification or notice date: -1-

Pursuant to the requirements of the Securities Exchange Act of 1934, Capital Automotive REIT has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CAPITAL AUTOMOTIVE REIT a Maryland real estate investment trust

Date: December 30, 2005	By:	/s/ Jean Marie Apruzzese
Name: Jean Marie Apruzzese
Title: Vice President

* The American Stock Exchange has commenced delisting procedures for these Notes